Exhibit 99.1

RepliCel Provides 2019 Year-End Update

Notable Milestones for the Company's Programs

VANCOUVER, Nov. 26, 2019 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to provide an update to shareholders.

Today RepliCel announced significant progress across all its priority programs including:

  recent receipt of the final fully functional dermal injector prototype (to be showcased in a dedicated announcement shortly);
  near-completion of two-thirds of the regulatory reviews needed in Japan for the tendon and skin clinical programs;
  launch of a partnership program in Japan to identify strategic partners to co-invest in development and commercialization of the tendon, skin and device products in Japan;
  completion of the hair loss clinical study in Japan and demand for data delivery; and
  completion of YOFOTO's cell therapy manufacturing facility in China, launch of tech transfer training, and initiation of cell manufacturing validation runs.

"We are pleased with the rapid progress made in China this year, very encouraged by the positive regulatory reviews we have had to-date in Japan on our tendon/skin cell therapy products, and excited  by the potential we are seeing for a high-value investment/partnership deal in Japan next year," stated RepliCel President and CEO, R. Lee Buckler.

Earlier this year, RepliCel announced the development and launch of a three-prong strategy focused on early commercialization and near-term revenue-generation. Today RepliCel management and the Board reported that the Company is tracking well against the strategic plan the Board adopted for the Company's direction priorities over the next 24-36 months encompassing 2019-2021.  At the core of this plan is:

1.	initial market launch of the RCI-02 device and consumables in countries accepting CE mark regulatory designation for commercialization in 2020.
2.	clinical development of the skin and tendon products in China with YOFOTO;
3.	clinical development and commercialization of the NBDS product line (RCT-01 for chronic tendinopathy and RCS-01 for aging and sun-damaged skin) in Japan including the necessary partnership structure to enable market launch of both products potentially after a single, successful clinical study in Japan.

The primary driver for this strategy is to drive the Company toward revenue and the Board's objective of minimizing the need for capital and dilution until the Company is revenue-generating.

Of the secondary objectives announced earlier this year, the Company has prioritized and posted progress on the following:

  Partnership discussions in Japan focused on our skin, tendon and dermal injector products;
  Distributor discussions in Europe focused on the dermal injector and consumables; and
  Clarifying Shiseido's plans for RCH-01 in Japan and Asia.

Below is a brief synopsis of recent progress, current status, and near-term milestones in relation to each of RepliCel's programs:

RCI-02 and consumables – We will have a fully functional prototype of RepliCel's dermal injector and related consumables at this year's annual general meeting to be held on November 27 in Vancouver. A team of Replicel representatives including Buckler, Hoffmann, Schutte, Rueck, and King met at AMI's facility in October with the engineers, project managers, regulatory specialists involved in the final stages of the device's development, production, testing, and regulatory approval. The Company continues to anticipate that commercial-grade prototypes will be available in Q4 to be immediately followed by the launch of functional and clinical testing. Detailed planning is now underway for CE mark submission and product launch next year.

RCT-01 – RepliCel's cell therapy for the treatment of chronic tendon damage (Tendinopathy) has been the subject of a successful phase 1 trial. RepliCel is now planning to execute next-phase clinical trials of RCT-01 in Japan where, subject to PMDA approvals, such a trial could launch next year and be commercialized in Japan by late 2021/early 2022 following a trial with successful outcomes. Following several pre-consultations with the Japanese regulatory agency, the PMDA, we are now scheduled to complete, by the end of 2019, two of the three formal consultations necessary to launch clinical trials. We are now preparing for the development of clinical trial design and protocols to submit early next year. Co-development and partnership discussions have now commenced in Japan around this product.

RCS-01 – RepliCel's cell therapy for the treatment of skin aging and sun damage has been the subject of a successful phase 1 trial. RepliCel is now planning to execute next-phase clinical trials of RCS-01 in Japan as soon as the RCI-02 device and consumables are available for use in Japan. Planning is now underway to launch a clinical study of this product in Japan next year involving RepliCel's dermal injector with the potential for it to be commercialized in Japan by late 2021/early 2022 following a study with successful outcomes. Co-development and partnership discussions have now commenced in Japan around this product.

RCH-01 – RepliCel's cell therapy for the treatment of Androgenic Alopecia has been the subject of a successful phase 1 trial in Europe and a clinical study now complete in Japan. Shiseido is expected to announce soon whether it will commercially launch the product in Japan or conduct further development and clinical testing. RepliCel will not plan for a phase 2 clinical trial of this product until it has the RCI-02 injector commercially available to use in such a trial and it has clarity from Shiseido regarding its plans for the product in Japan.

Partnership with Shiseido – The dispute regarding the status of the agreement between Shiseido and RepliCel, for the license of RCH-01 in Asia, remains unresolved but is not the subject of any litigation or arbitration. RepliCel maintains the Agreement remains intact and has recently demanded that Shiseido share the data from the recently completed study of RCH-01 in Japan. With the completion of the Japanese RCH-01 study earlier this year, RepliCel is now actively engaging Shiseido to deliver the study data and reach a resolution to the dispute between the parties. RepliCel is eager to end the ongoing dispute and work with Shiseido to commercialize RCH-01.

Partnership with YOFOTO – YOFOTO recently completed the manufacture and validation of its cell manufacturing facility and is nearing completion of full technology transfer and training. Next steps are to obtain the necessary regulatory approvals of its manufacturing facility and proposed clinical trial protocols needed to launch clinical trials of the tendon and skin products in China.

Research and Development – The grant-funded research project aimed at manufacturing optimization being conducted at the University of Victoria continues on-track. The first stage of the research being conducted at the University of British Columbia has successfully completed (details to be announced shortly) and plans are being laid for the second stage. Further product and process development, aimed at manufacturing improvements, will be prioritized as funding permits.

Business Development – RepliCel's business development activities are now exclusively focused on pursuing two types of transactions in the coming months: (1) distribution and/or licensing of the dermal injector and consumables, and (2) licensing, investment, and/or the establishment of a joint venture focused on Japan where the Company is targeting partnerships for its tendon repair and skin rejuvenation cell therapy programs as well as its dermal injector. RepliCel anticipates one or more of these transactions will be announced in the next 6-12 months.

Announcements anticipated before year-end include:

  audio-visual of the dermal injector demonstrating its functions and utility;
  results from the first two formal consultations (of three required) with the Japanese PMDA;
  first production run of the commercial-grade dermal injector ordered; and
  further details regarding the dermal injector business plan.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel and Shiseido are currently co-developing the product in Japan. RepliCel maintains the rights to RCH-01 for the rest of the world.  RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it is CE marked. Please visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding:

that the Company will launch its dermal injector (RCI-02) and the consumables in countries accepting the CE mark regulatory designation for commercialization by mid-2020; that the Company will launch clinical development of its NBDS products in China with YOFOTO in 2019/2020; that the Company will obtain approval to launch the next-phase clinical trials of its tendon product (RCI-01) and skin product (RCS-01) in Japan in 2020 and launch YOFOTO-sponsored trials in China; that the Company will continue its cell marker research at UBC; that the Company will prepare for phase 2 studies of NBDS products in Europe; that the Company will enter into partnership discussions (outside of greater China) for its RCI-01 device and cell therapy products; that the Company will clarify Shiseido's plans for RCH-01 in Japan; that commercial grade prototypes of its dermal injector and related consumables will be available in Q4; that the Company will obtain CE mark approval next year; that the Company will launch its next-phase clinical trials of RCS-01 in Japan as soon as the RCI-02 device and consumables are available in Japan; that the Company will receive clinical data from Shiseido; that the Company will transition from being a pre-revenue development company to generating commercial revenue; and that the Company will be able to minimize dilution and maximize shareholder value.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks related YOFOTO spending the required amounts on RepliCel's programs and related infrastructure over the next 5 years in Greater China; risk related to YOFOTO paying milestone payments and sales royalties; risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device as anticipated or at all; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs as anticipated or at all; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risk that the Company may not obtain any further data from Shiseido; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2018 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

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SOURCE RepliCel Life Sciences Inc.

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%CIK: 0001205059

For further information: 604-248-8693, info@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 06:00e 26-NOV-19